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                                                                     EXHIBIT 4.2


                          FORM OF ASSUMPTION AGREEMENT

         This Assumption Agreement is made and entered into effective as of December 29, 2000 (the "Effective Time"), by and between TradeStation Group, Inc., a Florida corporation (the "Company"), and ______________________ (the "Holder"), in connection with that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated January 19, 2000, by and among the Company, Omega Research, Inc., a Florida corporation ("Omega"), onlinetradinginc.com corp., a Florida corporation ("Online"), Omega Acquisition Corporation, a Florida corporation ("Omega Merger Sub"), and Onlinetrading Acquisition Corporation, a Florida corporation ("Online Merger Sub"), pursuant to which, among other things, Online Merger Sub merged with and into Online, and Online became a wholly-owned subsidiary of the Company effective as of the Effective Time.

                                   WITNESSETH:

         WHEREAS, Online has previously issued to Holder that certain Underwriters' Warrant No. ___, dated as of June 10, 1999 (the "Underwriters' Warrant"), whereby Online granted to Holder the right to acquire up to ___________ shares of Online's common stock, $.01 par value ("Online Common Stock"), at an exercise price of $11.55 per share (collectively the "Warrants"), and the Warrants represent all of the warrants to acquire Online Common Stock granted to Holder prior to the Merger.

         NOW, THEREFORE, pursuant to the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Optionee hereby agree that:

         1. As of the Effective Time, all of the Warrants are hereby assumed by the Company subject to the terms of the Underwriters' Warrant as and to the extent modified by the Merger Agreement.

         2. In accordance with Section 6.13(c) of the Merger Agreement, the Warrants so assumed continue to have, and be subject to, the same terms and conditions as set forth in the Underwriters' Warrant immediately prior to the Effective Time, except as follows: (i) such Warrants will be exercisable for ___________ shares of common stock, $.01 par value, of the Company ("Company Common Stock"), which equals the product of the number of shares of Online Common Stock that were issuable upon exercise of the Warrants immediately prior to the Effective Time multiplied by 1.7172 (the "Exchange Ratio") and rounded down to the nearest whole number of shares of Company Common Stock, in lieu of Online Common Stock; (ii) the per share exercise price for the shares of Company Common Stock issuable upon exercise of such assumed Warrants is $6.73, which equals the quotient determined by dividing the exercise price per share of Online Common Stock at which such Warrants were exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent;
(iii) any notice required to be delivered pursuant to the terms and conditions set forth in the Underwriters' Warrant shall be delivered to the offices of TradeStation Group, Inc., 8050 S.W. 10th Street, Plantation, Florida 33324,
Attention: Chief Financial Officer; and (iv) all references in the Underwriters' Warrant to "Company" shall hereafter refer to TradeStation Group, Inc. except where the context clearly indicates that "Company" should continue to refer to onlinetradinginc.com corp.


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         IN WITNESS WHEREOF, the Company and Holder acknowledge that this
Assumption Agreement is effective as of the date first written above.

HOLDER                                    TradeStation Group, Inc.

______________________________            By:___________________________________

Name:_________________________            Name: ________________________________

Address:______________________            Title: _______________________________

______________________________


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